Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Pharmaceuticals presents PG545 at TRX10 conference in Brisbane

Brisbane, Australia, 12th October 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that Dr Keith Dredge, Director of Preclinical Development, presented PG545 at the 2010 Translational Research Excellence Conference (TRX10) in Brisbane.

The TRX10 conference provides a platform where delegates can share issues and best practices related to translational research, policy-making, enabling technologies and bioinformatics. It attracts institutional investors, venture capitalists, private equity firms, business development executives and sophisticated private investors.

PG545 is a small molecule heparin sulfate mimetic and is Progen’s next clinical candidate expected to go into human trials in December 2010. PG545 is a fully synthetic single chemical entity. It inhibits growth factor signalling and heparanase activity and displays potent anti-tumour and anti-metastatic activity in preclinical models.

A copy of the Progen conference presentation “The Dual Angiogenesis/Heparanase Inhibitor PG545 Supresses Metastasis in Models of Melanoma, Breast and Lung Cancer - An Advantage Over Tyrosine Kinase Inhibitors?” can be found at http://www.progen.com.au/technology/presentations.aspx.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.